FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 17, 2017, announcing a Strategic Collaboration between Gilat and Air Esurfing to Provide In-Flight Connectivity (IFC) for China’s Domestic Airline Market.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated January 17, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat and Air Esurfing Announce a Strategic Collaboration to Provide
In-Flight Connectivity (IFC) for China’s Domestic Airline Market

The strategic partnership opens the door for use of China’s Ka band HTS capacity for domestic as well as international IFC Services

Petah Tikva, Israel, January 17, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today a strategic partnership with Air Esurfing, a fully owned subsidiary of Air Media Group, to transform the domestic IFC market in China. The partners intend to utilize China’s Ka-band HTS capacity for domestic IFC services over mainland China.

Gilat and Air Esurfing will join forces to deliver broadband connectivity to airlines throughout China. Gilat will leverage its multi-service HTS platform that will operate with ChinaSatcom’s Ka-band capacity planned to be launched in 2017. Gilat’s solution will enable continuous service exceeding 100Mbps and servicing many dozens of passengers per aircraft. Gilat will provide a complete IFC terminal including its unique ER6000-A KuKa antenna terminal and its Taurus Modman. The partners will jointly pursue STC certification for the Gilat system with commercial pilots already planned for early 2018.

“We have chosen to collaborate with Gilat due to its proven presence in China and its technological leadership in Mobility baseband as well as Aero antenna terminals for IFC,” said Mr. Zhou Hong, General Manager Air Esurfing. “We see in Gilat the perfect partner to open the door for IFC in the domestic Chinese market and are excited about the joint opportunity.”

“Gilat is honored to have been selected by Air Esurfing, a key player in the domestic Chinese IFEC market, to jointly deliver on the promise of high quality connectivity for airline passengers throughout China,” said Jun Xiang, Gilat China General Manager. “China is a strategic market for Gilat and as such we have taken a key role in the development of HTS broadband over the last two years, with deployment of our multi-service platform to address both fixed and mobility applications. We are committed to the Chinese market and in particular to the Chinese IFEC market, and continue to seek additional Chinese as well as international players to partner in this mission, and are in discussion with several such players.”

About Air Esurfing
Located in Beijing, Air Esurfing (ARE) is a wholly owned subsidiary of Air Media Group, dedicated to provide in-flight entertainment and connectivity (IFEC) services to airlines. ARE has rich operational experiences on in-flight entertainment and the most influential China domestic operator in providing high-end in-flight entertainment, internet access, and digital media services to passengers.

ARE has a wide scope of services aimed at meeting airlines’ and passengers’ variety and personalized multi-media entertainment experiences, which include: in-flight internet connectivity, airborne satellite communications, cabin networks, IFEC engineering integration, integrated network operation center, advertising, in-flight movie & TV & copy rights, flight destination service, digital commerce, games, social media and an integrated technology and operational solution.

The company is based in China and targets global markets. At the end of 2016 Air Esurfing and its parent company own over 90% market share in China aviation digital media sector. The company has major market share in traditional media services at airports, high-speed railway, long distance buses, as well as  exclusive licenses to operate WiFi access service on tens of thousands buses, trains and many railway stations. The company created aviation media network in major airports like Beijing, Shanghai and Guangzhou as well as 3,000 flight routes of AirChina, ChinaEastern, ChinaSouthern and several other airlines. This has created a unified sky-ground mobility internet access and commercial operation.

About Air Media Group
Air Media Group (Air Media) is a focused technology company aimed at creating a super service platform that integrates long distance passenger transportation resource, communications network, entertainment contents and O2O service.

The group’s business includes long distance travel passenger portal; build and operate WiFi networks in buses, trains, and airplanes; providing titles of movie and TV programs, copyright trading and advertising. It has several subsidiaries that cover those businesses and ARE is the one dedicated to In-Flight Entertainment and Connectivity (IFEC).

Air Media has signed up contracts to build and operate on-bus WiFi network and deliver entertainment service with over 1,400 long distance bus companies that carry 4.5B passengers per year with over 200k buses. Air Media has signed up contracts to build and operate on-train WiFi networks and deliver entertainment service with 8 leading regional railway operators that serve 1.5B passengers per year.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

 Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net